SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of              CERTIFICATE
Cinergy Corp. et al.          OF
File No.  70-8589             NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy") under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its orders with respect thereto dated, respectively, March 8, 1996 (Rel. No. 35-26486) and September 21, 1995 (Rel. No. 35-26376), Cinergy Services hereby notifies the Commission, on behalf of itself and the other Applicants, as follows:

1. For the calendar quarterly period ended June 30, 1997 ("Second Quarter"), none of the Special Purpose Subsidiaries/1/ issued any Recourse Debt Securities./2/

2. General description of activities of Investments and Special Purpose Subsidiaries during the Second Quarter and of projects in which they have an ownership interest:

     (a)  Investments.  No new information to report.
     (b)  Energy Argentina.  No new information to report.
     (c) CGE ECK. This company completed the sale to a non-associated party of its ownership interest in ECK s.r.o., its only asset.
     (d) Midlands. No new information to report (not already reported in Cinergy's amended application-declaration in File No. 70-9011).

3. Information on intercompany service transactions involving the Special Purpose Subsidiaries during the Second Quarter:

     (a) name of each associate company providing services and associate company recipient:

          (i) Cinergy Services/Cinergy UK

     (b)  listing of services provided:

          (i) legal, executive, financial and materials management

     (c) total approximated dollar amount of services provided per associate company service provider:

          (i)  $289,000

4. The following unaudited financial statements are filed pursuant to a request for confidential treatment under rule 104 of the Act:

     (a) Unaudited Special Purpose Subsidiaries Financial Statements, dated June 30, 1997

                            S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 1997

    CINERGY SERVICES, INC.
    By:  /s/William L. Sheafer
    Vice President and Treasurer

                               ENDNOTES

/1/ As used herein, "Special Purpose Subsidiaries" refers to the following direct or indirect subsidiaries of Cinergy that are either exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or companies (each, a "FUCO Parent") organized for the exclusive purpose of acquiring and owning or holding, directly or indirectly, interests in FUCOs: PSI Energy Argentina, Inc., CGE ECK, Inc. ("CGE ECK"), Cinergy UK, Inc. ("Cinergy UK"), Avon Energy Partners Holdings, Avon Energy Partners plc, Midlands Electricity plc ("Midlands"). Costanera Power Corp., PSI Argentina, Inc., PSI T&D International, Inc., PSI Yacyreta, Inc., PSI Power Resource Development, Inc., PSI Power Resource Operations, Inc., Cinergy International, Inc. (formerly PSI International, Inc.) and PSI Sunnyside, Inc. are all inactive Cinergy system companies formed to act as EWGs or FUCO Parents.

/2/ Recourse Debt Securities means any promissory note, bond or other evidence of indebtedness issued by a Special Purpose Subsidiary to a nonassociate company with respect to which Cinergy or Investments issues a guarantee (including obtaining a letter of credit).